Exhibit 99.1

Status of Ioneer Nasdaq Listing

Thursday, 30 June 2022 – ioneer Ltd (“ioneer” or the “Company”) (ASX: INR), an emerging lithium–boron supplier, today provides a status update on the process to list its securities on the Nasdaq Stock Market (“Nasdaq”).

ioneer has considered a secondary listing of its equity securities on Nasdaq in the United States. In connection with the potential listing, ioneer filed a registration statement on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”), which the SEC declared effective on June 28, 2022. The Form 20-F contemplates that the securities will be issued pursuant to a Level II American Depository Receipt (ADR) program.  An ADR is a negotiable receipt issued by a United States depositary bank and evidencing ordinary shares of the Company that have been deposited with the depositary. Once the Company has satisfied certain remaining conditions to listing, Nasdaq is expected to provide the Company with an initial date for trading of the ADRs.

ioneer’s ordinary shares are currently listed on the Australian Securities Exchange (“ASX”) under the symbol “INR”. The ADR program, if established, is expected to complement the Company’s existing ASX listing, with ADR securities trading under the symbol “IONR” on Nasdaq. The ordinary shares will continue to trade on ASX following any Nasdaq listing.

The Form 20-F also contemplates that the Company will enter into a depositary agreement with The Bank of New York Mellon (“BNY Mellon”) under which BNY Mellon would act as depositary, custodian and registrar for the ADRs. Once the ADR program has been established, contact information for the depositary will be available along with instructions on how existing holders of ioneer ordinary shares can arrange to deposit their securities.

The ADR program would not be established in connection with a new issuance of ioneer ordinary shares.

This announcement does not constitute an oﬀer to sell, or the solicitation of an oﬀer to buy, any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the U.S. Securities Act of 1933, as amended (“Securities Act”). This announcement is being issued in accordance with Rule 135 under the Securities Act.

This ASX release has been authorised by ioneer Managing Director, Bernard Rowe.

--ENDS--

Contacts:

Alex Cowie	Matt Dempsey
NWR Communications	FTI Consulting
Investor & Media Relations (Australia)	Investor & Media Relations (USA)
T: +61 412 952 610	T: +1 202 316 9609
alexc@nwrcommunications.com.au	matt.dempsey@fticonsulting.com

About ioneer

ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS)1 completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 20212, ioneer entered a 50/50 joint venture agreement with Sibanye Stillwater Ltd to advance the Rhyolite Ridge project. ioneer will be the operator of the Project, which is expected to come onstream in 2024. More information on Ioneer’s Rhyolite Ridge Lithium Boron Project can be found at therhyoliteridgeproject.com and ioneer.com.

1 Refer ASX release titled ‘ioneer Delivers Definitive Feasibility Study that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project’ announced 30 April 2020.
2 Refer ASX release titles ‘Sibanye-Stillwater to invest US$490M in Rhyolite Ridge’ announced on 16 September 2021